HYPOTHEKENBANK IN ESSEN AG

02042910

Hypothekenbank in Essen AG ◇ Postfach 10 18 61 ◇ 45018 Essen

Gildehofstraße 1
45127 Essen
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Tel.: +49 (0) 2 01/81 35-0
Fax: +49 (0) 2 01/81 35-2 00

Bankverbindung:
LZB Essen 360 096 10

Commerzbank AG
BLZ 360 400 39
Konto-Nr. 1 776 475

SEC MAIL PROCESSING
RECEIVED
JUL 26 2002
WASH. D.C. 164 SECTION

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Ihr Zeichen	Ihre Nachricht	Unser Zeichen	Durchwahl	Essen
		CL	-485	18.07.02

PROCESSED
AUG 08 2002
P THOMSON FINANCIAL

SUPPL

File No. 824883 – Our Credit Research websites as of June 30, 2002

Dear Sir or Madam,

Please find enclosed Essen Hyp's Credit Research websites as of June 30, 2002 (English version).

We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

dlw 7/30

Overview

Essen Hyp is one of the few German Mortgage Banks whose transparency policy was rated "crystal clear" in the most recent IFR 'transparency survey'.

To meet the wishes of our capital market partners we publish detailed information about our business activities. All figures are updated periodically (see Overview). Interim updates are presented on subordinate sites to facilitate comparisons.

Public-sector Loans

Breakdown of cover pool

- by rating
- by borrowers and regions
- by countries
- by risk weighting
- Effects of increasing/falling interest rates on the cover pool's market value

- **Surplus cover**

Non-cover assets

Breakdown of non-cover assets

- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio

- by type of property, region and LTV
- Foreign loans by type of property, country and LTV

- **Surplus cover**

Breakdown of non-cover assets

- Loans with a LTV > 60%

Derivatives

- Counterparty ratings
- Yield curve distribution

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Ratings

- Overview

(Download Acrobat Reader ®)

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch		as of June 30, 2002

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	22,472	41.35
AA+ / Aa1 / AA+	8,439	15.53
AA / Aa2 / AA	8,436	15.52
AA- / Aa3 / AA-	4,088	7.52
A / A2/ A	911	1.69
A+/A1/A+	952	1.75
Without rating *	9,045	16.64
Total	**54,343**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	3,971	7.31
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,615	8.49
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	459	0.84
Total	**9,045**	**16.64**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,343 m

Information as permitted
by banking confidentiality.

as of June 30, 2002

Please click on the different parts of the pie chart for further information.



Public-sector banks and savings banks
34.59 %
8.49 %
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
Loans within the EU
11.40 %
Federal Government of Germany, Federal Government's special fund and "Laender" (individual German states)
45.51 %

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	24,733	45.51
Public-sector banks and saving banks	18,799	34.59
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,616	8.49
Loans within the EU	6,195	11.40
Total	**54,343**	**100.00**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,343 m

Information as permitted
by banking confidentiality.

by borrower as of June 30, 2002

Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	4,048
Federal Government's Special Fund	2,177
Laender (individual German Federal States)	18,508
Total	**24,733**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,343 m

Information as permitted
by banking confidentiality.

by borrower as of June 30, 2002

Public-sector banks and savings banks	in Euro m
Public-sector banks	15,766

Savings banks in	in Euro m
Baden-Wuerttemberg	391
Bavaria	173
Berlin	0
Brandenburg	0
Bremen	15
Hamburg	33
Hesse	96
Lower Saxony	490
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	1,577
Rhineland-Palatinate	18
Saarland	38
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	152
Thuringia	0
Mortgage loans guaranteed by the public-sector	50
Total	**18,799**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,343 m

Information as permitted by banking confidentiality. **by borrower as of June 30, 2002**

Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	255
Bavaria	374
Berlin	14
Brandenburg	9
Bremen	159
Hamburg	337
Hesse	247
Lower Saxony	610
Mecklenburg-Western Pomerania	37
North Rhine-Westphalia	1,878
Rhineland-Palatinate	191
Saarland	116
Saxony	7
Saxony-Anhalt	2
Schleswig-Holstein	371
Thuringia	9
Total	**4,616**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 54,343 m

Information as permitted
by banking confidentiality.

by borrower as of June 30, 2002

Loans within the EU	in Euro m
Public-sector banks in EU member states	1,005
EU member states	3,769
EU regional governments	849
EU member states' cities and municipalities	141
Loans guaranteed by EU member states	294
EU institutions	137
Total	**6,195**

Public-sector loans

Breakdown of cover pool by countries

	as of June 30, 2002	
by countries	in Euro m	in %
Austria	783	1.44
Belgium	254	0.47
EU Institutions	137	0.25
Finland	51	0.09
France	11	0.02
Germany	48,148	88.60
Greece	750	1.38
Ireland	9	0.02
Italy	1.333	2.45
Portugal	1,104	2.03
Spain	822	1.51
Sweden	118	0.22
The Netherlands	370	0.68
The United States*	127	0.23
Other	326	0.60
Total	**54,343**	**100.00**

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.

Public-sector loans

Breakdown of cover pool by risk weighting

as of June 30, 2002

Risk weighting	in Euro m	in %
0%	34,220	62.97
10%	7,714	14.20
20%	12,409	22.83
Total	**54,343**	**100.00**

Public-sector loans

Breakdown of cover pool
Effects of increasing/falling interest rates on the cover pool's market value

Nominal amount **as of May 31, 2002**

in Euro bn	Nominal value	Current market value	Market value with interest rates rising by 100 bp	Market value with interest rates falling by 100 bp
Cover pool	52.93	53.92	51.12	57.02
Public-sector *Pfandbriefe*	-52.12	-51.93	-50.30	-53.66
Surplus cover	0.81	1.99	0.83	3.36
Surplus cover of *Pfandbriefe* outstanding	1.6%	3.8%	1.6%	6.3%

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/01/2000	46,260.26	47,448.40	1,188.15	2.6	1,126.32	2.4	5.0
29/02/2000	46,195.43	48,059.57	1,864.14	4.0	821.02	1.8	5.8
31/03/2000	48,727.19	49,078.40	351.21	0.7	467.93	1.0	1.7
30/04/2000	48,559.79	49,686.27	1,126.48	2.3	171.28	0.3	2.6
31/05/2000	50,132.42	51,222.29	1,089.87	2.2	32.21	0.1	2.3
30/06/2000	49,992.02	50,620.50	628.48	1.3	240.05	0.5	1.8
31/07/2000	50,060.79	50,531.39	470.59	0.9	69.64	0.1	1.0
31/08/2000	50,381.94	50,752.93	370.99	0.7	297.98	0.6	1.3
30/09/2000	48,210.48	48,809.05	598.57	1.2	38.35	0.1	1.3
31/10/2000	47,205.64	47,380.50	174.86	0.4	102.26	0.2	0.6
30/11/2000	45,818.14	46,249.67	431.53	0.9	442.83	1.0	1.9
31/12/2000	45,578.40	46,795.63	1,217.23	2.7	227.99	0.5	3.2
31/01/2001	48,270.30	49,018.78	748.48	1.6	221.44	0.5	2.1
28/02/2001	48,128.51	48,827.83	699.32	1.5	239.03	0.5	2.0
31/03/2001	47,107.41	48,461.91	1,354.50	2.9	161.00	0.3	3.2
30/04/2001	46,491.81	48,364.85	1,873.04	4.0	36.85	0.1	4.1
31/05/2001	46,462.84	47,557.00	1,094.16	2.4	151.30	0.3	2.7
30/06/2001	46,462.06	49,086.61	2,624.55	5.6	82.49	0.2	5.8
31/07/2001	47,943.44	50,240.65	2,297.21	4.8	259.89	0.5	5.3
31/08/2001	48,434.24	50,702.67	2,268.43	4.7	159.22	0.3	5.0
30/09/2001	48,429.43	50,503.98	2,074.55	4.3	193.66	0.4	4.7
31/10/2001	50,077.38	51,321.95	1,244.57	2.5	18.25	0.0	2.5
30/11/2001	50,556.70	52,539.98	1,983.28	3.9	108.00	0.2	4.1
31/12/2001	52,857.17	54,057.91	1,200.74	2.3	28.71	0.1	2.3
31/01/2002	59,986.62	51,578.17	591.55	1.2	589.90	1.2	2.3
28/02/2002	51,320.90	52,194.60	873.70	1.7	259.07	0.5	2.2
31/03/2002	52,058.05	53,049.26	991.21	1.9	114.60	0.2	2.1
30/04/2002	52,193.89	53,370.18	1,176.29	2.3	246.40	0.5	2.7
31/05/2002	52,129.00	52,928.70	799.70	1.5	333.40	0.6	2.2
30/06/2002	53,120.45	54,343.48	1.223.03	2.3	190.28	0.4	2.7

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch as of June 30, 2002

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.17
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	104	2.02
AA- / Aa3 / AA-	1,088	21.13
A+ / A1 / A+	1,126	21.87
A / A2 / A	1.151	22.35
A- / A3 / A-	597	11.59
BBB+ / Baa1 / BBB+	366	7.11
BBB / Baa2 / BBB	50	0.97
BBB- /Baa3 /BBB-	45	0.87
BB+ / Ba1 / BB+	50	0.97
BBB- / Baa3 /BBB-	50	0.97
Without rating *	513	9.96
Total	**5,149**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	223	43.47
International credit institutions	80	15.59
Other (e.g. financial institutions)	210	40.94
Total	**513**	**100.00**

Breakdown of non-cover assets

by borrowers

as of June 30, 2002

by borrowers	in Euro m	in %
National credit institutions	1,128	21.91
Foreign Governments and municipalities	1,378	26.76
International credit institutions	1,751	34.01
Other foreign financial institutions (guaranteed by national or international credit institutions)	743	14.43
Others	149	2.89
Total	**5,149**	**100.00**

Breakdown of non-cover assets

by countries

	as of June 30, 2002	
by countries	in Euro m	in %
Germany	1,228	23.85
EU member states without Germany		
The Netherlands	1.070	20.78
France	257	4.99
Austria	407	7.90
Great Britain	157	3.05
Italy	200	3.88
Irland	80	1.55
Portugal	200	3.88
Spain	20	0.39
Finland	0	0.00
Sweden	45	0.87
	2,436	
Others	330	6.41
Non EU member states in Western Europe	0	0.00
EU candidate countries	1,155	22.43
Total	**5,149**	**100.00**

Breakdown of non-cover assets

by risk weighting

	as of June 30, 2002	
Risk weighting	in Euro m	in %
0%	869	16.88
10%	316	6.14
20%	3,189	61.93
100%	775	15.05
Total	**5,149**	**100.00**

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Download as PDF

Commercial Properties in Euro m **as of June 30, 2002**

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	263.5	28.5	1.4	0.4	13.8	12.9	2.2	7.9	0.0	0.0	279.5	25.5
	West **	166.1	17.9	67.6	18.2	35.5	33.2	7.9	28.5	17.0	47.6	226.5	20.7
	East ***	25.0	2.7	25.8	7.0	2.8	2.6	0.9	3.2	1.1	3.1	29.8	2.7
Building sites	West **	0.3	0.0	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.0
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.4	0.1	0.4	0.0	0.0	1.8	0.2
	West **	59.6	6.4	33.9	9.1	6.4	6.0	1.0	3.6	0.2	0.6	67.2	6.1
	East ***	0.4	0.0	0.4	0.1	0.1	0.1	0.0	0.0	0.2	0.6	0.7	0.1
Shops	West **	131.6	14.2	99.5	26.9	4.7	4.4	0.8	2.9	0.8	2.2	137.9	12.6
	East ***	52.8	5.7	22.5	6.1	13.3	12.4	5.7	20.6	4.8	13.4	76.6	7.0
Hotels and restaurants	West **	40.7	4.4	26.1	7.0	5.5	5.1	2.4	8.7	4.3	12.0	52.9	4.8
	East ***	12.2	1.3	8.1	2.2	4.0	3.7	1.8	6.5	2.1	5.9	20.1	1.8
Other non-residential properties	West **	135.1	14.6	72.0	19.4	13.3	12.4	3.0	10.8	1.4	3.9	152.8	13.9
Warehouses and exhibition buildings	Foreign countries	5.5	0.6	0.0	0.0	0.7	0.7	0.0	0.0	0.0	0.0	6.2	0.6
	West **	29.1	3.1	13.0	3.5	6.5	6.1	1.9	6.9	3.8	10.6	41.3	3.8
	East ***	2.9	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.9	0.3
Total commercial properties	Foreign countries	270.3	29.2	1.4	0.4	14.9	13.9	2.3	8.3	0.0	0.0	287.5	26.2
	West **	562.5	60.7	312.3	84.3	71.9	67.2	17.0	61.4	27.5	77.1	678.9	61.9
	East ***	93.3	10.1	56.8	15.3	20.2	18.9	8.4	30.3	8.2	22.9	130.1	11.9

	Total	**926.1**	**100.0**	**370.5**	**100.0**	**107.0**	**100.0**	**27.7**	**100.0**	**35.7**	**100.0**	**1,096.5**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	West **	1,058.1	50.3	533.7	42.8	35.9	34.3	1.2	9.0	0.6	5.0	1,095.8	49.0
	East ***	80.6	3.8	31.9	2.6	3.7	3.5	0.2	1.5	0.0	0.1	84.5	3.8
Owned flats	West **	292.4	13.9	147.2	11.8	15.3	14.6	1.4	10.5	1.1	9.2	310.2	13.9
	East ***	14.2	0.7	8.5	0.7	0.9	0.9	0.1	0.9	0.1	0.8	15.3	0.7
Residential construction for letting purposes	Foreign countries	0.7	0.0	0.6	0.0	0.2	0.2	0.1	0.8	0.0	0.0	1.0	0.0
	West **	523.3	24.9	422.4	33.9	37.7	36.0	7.8	58.6	8.3	69.1	577.1	25.8
	East ***	134.7	6.4	102.8	8.2	11.1	10.6	2.5	18.8	1.9	15.8	150.2	6.7
Total residential properties	Foreign countries	0.7	0.0	0.6	0.0	0.2	0.2	0.1	0.8	0.0	0.0	1.0	0.0
	West **	1,873.8	89.1	1,103.3	88.5	88.9	84.8	10.4	78.1	10.0	83.2	1,983.1	88.8
	East ***	229.5	10.9	143.2	11.5	15.7	15.0	2.8	21.2	2.0	16.8	250.0	11.2
	Total	**2,104.0**	**100.0**	**1,247.1**	**100.0**	**104.8**	**100.0**	**13.3**	**100.0**	**12.0**	**100.0**	**2,234.1**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	271.0	93.9	2.0	0.1	15.1	5.2	2.4	0.8	0.0	0.0	288.5	8.7
	West **	2,436.3	91.5	1,415.6	87.5	160.8	6.0	27.4	1.0	37.5	1.4	2,662.0	79.9
	East ***	322.8	84.9	200.0	12.4	35.9	9.4	11.2	3.0	10.2	2.7	380.1	11.4
	Total	**3,030.1**	**91.0**	**1,617.6**	**100.0**	**211.8**	**6.4**	**41.0**	**1.2**	**47.7**	**1.4**	**3,330.6**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

** - West German Federal States including Berlin

*** - East German Federal States

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Download as PDF

Commercial Properties in Euro m as of June 30, 2002

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.5
	England	234.4	0.0	13.8	2.2	0.0	250.4	87.1
	France	27.8	0.2	0.0	0.0	0.0	27.8	9.6
Factory/workshop buildings	The Netherlands	1.3	0.0	0.4	0.1	0.0	1.8	0.6
Warehouse and exhibition buildings	The Netherlands	5.5	0.0	0.7	0.0	0.0	6.2	2.2
Total commercial properties	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.5
	England	234.4	0.0	13.8	2.2	0.0	250.4	87.1
	France	27.8	0.2	0.0	0.0	0.0	27.8	9.6
	The Netherlands	6.8	0.0	1.1	0.1	0.0	8.0	2.8
	Total	270.3	1.4	14.9	2.3	0.0	287.5	100.0

Residential Properties in Euro m as of June 30, 2002

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Total Living real estates	Belgium	0.7	0.6	0.2	0.1	0.0	1.0	100.0
	Total	0.7	0.6	0.2	0.1	0.0	1.0	100.0

Total in Euro m as of June 30, 2002

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	2.0	1.8	0.2	0.1	0.0	2.3	0.8
	England	234.4	0.0	13.8	2.2	0.0	250.4	86.8
	France	27.8	0.2	0.0	0.0	0.0	27.8	9.6
	The Netherlands	6.8	0.0	1.1	0.1	0.0	8.0	2.8
	Total	271.0	2.0	15.1	2.4	0.0	288.5	100.0

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover	in %	Total in %
31/01/2000	793.32	1,237.3	444.02	56.0	59.5	7.5	63.5
29/02/2000	934.74	1,241.1	306.37	32.8	59.5	6.3	39.1
31/03/2000	1,127.25	1,275.9	148.63	13.2	36.1	3.2	16.4
30/04/2000	1,199.85	1,276.7	76.85	6.4	31.4	2.6	9.0
31/05/2000	1,191.70	1,277.8	86.10	7.2	31.4	2.6	9.8
30/06/2000	1,181.29	1,270.4	89.12	7.5	25.4	2.2	9.7
31/07/2000	1,183.08	1,278.9	95.87	8.1	45.9	3.9	12.0
31/08/2000	1,183,08	1,294.9	111.82	9.5	42.0	3.5	13.0
30/09/2000	1,273.32	1,317.0	43.66	3.4	19.0	1.5	4.9
31/10/2000	1,273.32	1,321.6	48.27	3.8	26.1	2.0	5.8
30/11/2000	1,273.27	1,334.8	61.51	4.8	25.8	2.0	6.8
31/12/2000	1,228.12	1,327.8	99.70	8.1	26.2	2.1	10.2
31/01/2001	1,131.13	1,348.1	216.94	19.2	25.7	2.3	21.5
28/02/2001	1,131.15	1,364.7	233.51	20.6	34.6	3.1	23.7
31/03/2001	1,110.80	1,369.1	258.30	23.3	34.6	3.1	26.4
30/04/2001	1,150.82	1,443.3	292.45	25.4	38.9	3.4	28.8
31/05/2001	1,174.52	1,452.0	277.48	23.6	38.7	3.3	26.9
30/06/2001	1,174.15	1,449.9	275.71	23.5	41.2	3.5	30.0
31/07/2001	1,143.74	1,460.41	316.67	27.7	42.2	3.7	31.4
31/08/2001	1,143.74	1,477.76	334.02	29.2	32.6	2.9	32.1
30/09/2001	1,136.11	1,491.16	355.05	31.3	34.1	3.0	34.3
31/10/2001	1,055.05	1,506.02	450.97	42.7	38.3	3.6	46.4
30/11/2001	1,105.02	1,517.79	412.77	37.4	25.7	2.3	39.7
31/12/2001	1,261.66	1,506.24	244.58	19.4	25.9	2.1	21.4
31/01/2002	1,296.66	1,511.23	214.57	16.5	33.7	2.6	19.1
28/02/2002	1,316.71	1,581.40	264.69	20.1	28.4	2.2	22.3
31/03/2002	1,311.49	1,603.58	292.09	22.3	50.6	3.86	26.2
30/04/2002	1,542.94	1,662.70	119.76	7.8	50.0	3.24	11.0
31/05/2002	1,525.10	1,677.00	151.90	10.0	72.0	4.72	14.7
30/06/2002	1,529.00	1,635.07	106.07	6.9	40.0	2.61	9.5

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
31/01/2000	12.36
29/02/2000	12.24
31/03/2000	12.04
30/04/2000	11.80
31/05/2000	11.78
30/06/2000	11.88
31/07/2000	11.79
31/08/2000	11.61
30/09/2000	11.43
31/10/2000	11.38
30/11/2000	11.36
31/12/2000	11.80
31/01/2001	11.38
28/02/2001	11.32
31/03/2001	11.18
30/04/2001	11.10
31/05/2001	11.71
30/06/2001	11.47
31/07/2001	11.34
31/08/2001	11.08
30/09/2001	11.04
31/10/2001	11.54
30/11/2001	11.51
31/12/2001	11.75
31/01/2002	11.73
28/02/2002	11.43
31/03/2002	11.37
30/04/2002	11.75
31/05/2002	11.76
30/06/2002	11.86

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity — as of June 30, 2002

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	183.8	0.55	488.5	0.53	1,539.3	2.62	2,211.6	1.21
Double A	20,626.2	61.83	43,008.5	47.33	31,223.3	53.18	94,858.1	51.85
Single A	12,550.4	37.62	47,381.4	52.14	25,948.4	44.20	85,880.2	46.94
Not rated		0.00		0.00		0.00		0.00
Total	**33,360.4**	**100.00**	**90,878.4**	**100.00**	**58,711.0**	**100.00**	**182,949.9**	**100.00**

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity

as of June 30, 2002

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	31,548.0	94.57	89,054.7	97.99	56,282.7	95.86	176,885.5	96.69
Swaptions	275.0	0.82	965.3	1.07	1,555.6	2.66	2,795.9	1.53
Other interest rate derivatives		0.00	357.9	0.39	425.0	0.72	782.9	0.43
Currency swaps	1,537.4	4.61	500.5	0.55	447.7	0.76	2,485.6	1.35
Total	**33,360.4**	**100.00**	**90,878.4**	**100.00**	**58,711.0**	**100.00**	**182,949.9**	**100.00**

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization so that we can identify, quantify and qualify potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities. Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.

The business activities of mortgage banks as specialized banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative communiqués issued by the German Federal Financial Supervisory Agency (BAFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are as such characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also, to an increasing extent, operational risks, play a key role.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk. Market risks hold the danger of losses resulting from adverse changes relating to prices or price-influencing parameters. In this context, interest rate risks are particularly important for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.

Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to an insufficient market depth or market disturbances, deals either cannot be wound up, or if so only with losses.

Credit and counterparty risks consist of the partial or total default of a legally binding contractual commitment by one of the parties thereto.

Within the meaning of the Basel Consultation Paper, Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal processes, staff, technology or external processes. Legal risks resulting from the legal framework, legal actions and contracts are also included in our understanding of operational risks.

Risk management structure – Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	"Market Conformity Checking"Department

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department
Retail customers (mortgage loans)	Property Financing Department Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department Notifying and Credit Research Department
Monitoring of compliance with credit limits	'Market Conformity Checking' Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department
Proposals for an appropriate risk provision with regard to non-performing mortgage loans	Property Financing Department Mortgage Lending Risk Management Department Legal Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk acceptance. The acceptance of risks is the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks, which are then countered with suitable measures.

Risk monitoring

Market risks – Value at risk. The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from fixed-interest surplus positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitragefree zero-coupon discount factors are calculated daily on a weighted base of the current public-sector Pfandbrief yields and swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key

figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is executed by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The sixth-highest loss calculated by this method is recorded as the upper limit for losses or value at risk (VaR), whereby the assumption for the VaR is a holding period of the positions of one business day and a loss probability (confidence level) of 97.5%. The VaR of the whole portfolio describes the bank's aggregate market risk.

The efficiency and practical relevance of this method are monitored with the help of back-testing procedures. The projected VaR is compared to the actual market value changes on a daily basis. Due to the application of the double standard deviation – and a resulting unilateral confidence level of 97.5% as a maximum risk potential – the discrepancies between the VaR calculated on the previous day and the actual change in value not only serve as a tool to monitor the applied system but are also taken into account in the calculation of future values at risk. During the year 2001 there were 13 cases of adverse changes in value compared to the VaR calculated on the previous day. In two cases the VaR was exceeded by less than 10% and in three cases by less than 15%. This was due to the fact that volatility on the financial markets continually increased in the course of the year. When assuming a confidence level of 99%, the VaR was exceeded in no more than three cases.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses is fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The Board of Managing Directors, in co-operation with the Loans Committee of the Supervisory Board, fixes limits for the VaR (confidence level of 97.5%), as well as for worst case scenarios (confidence level of up to 100%). These limits have to be complied with at all times.

At the beginning of the period under review the VaR limit was lowered by 21%, compared to the previous year's limit. The VaR utilization of the authorized limit came to 82.5% as of December 31, 2001 and to 79.1% on an annual average. The utilization of the limit for worst case scenarios stood at 46.6% on the balance sheet day, while the annual average was 56.4%. In this context, it has to be taken into account that the worst case scenario was redefined in 2001 by applying higher scenario values (the most extreme changes seen during the past 10 years were taken as a basis).

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses by means of historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to the point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and as an annual
average in percent of the authorized limit in 2001 in %



100
95
90
85
80
75
70
65
60
55
50
Feb
March
April
Aug.
Oct
Nov
Dec.

'Traffic light system'. Pursuant to the requirements set out by the German Federal Financial Supervisory Agency (BAFin), valid since April 2001 and binding on all German mortgage banks, Essen Hyp not only calculates the VaR, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are executed for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BAFin in accordance with Section 10 of the German Banking Act (KWG).

These figures calculated on a daily basis. In December 2001, for example, the average limit utilization within this 'traffic light system' came to 14.27% while it stood at 9.69% on the balance sheet date. We not only report this data to the rating agencies Moody's, Standard & Poor's and Fitch, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 15.3% (percentage required by law: 8%) and a core capital ratio of 7.7% (percentage required by law: 4%) as of December 31, 2001, Essen Hyp has 'free capital' at its disposal. In addition to the limitation of interest rate risks in accordance with the BAFin stipulations and by means of our VaR calculations, this free capital serves as a further 'risk buffer' within the bank's overall risk framework.

Internal reporting. The Board of Managing Directors and the Head of Treasury are provided with information on the development of the market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Furthermore, the Head of Treasury reports on the bank's short-term and longterm liquidity situation in the course of the weekly Board meetings.

On a monthly basis, the Board of Managing Directors receives a detailed report worked out by the Controlling Department, providing, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. In addition to this, the monthly report worked out by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account items. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 88.6% of the balance

sheet total, public-sector loans and loans to credit institutions governed by private law constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31st, 2001, the volume of this portfolio came to □ 61.5bn, including pro-rata interest of € 1.6bn.

The breakdown of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

The high quality of our public-sector cover assets, amounting to € 54.1bn as of December 31, 2001, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 68.0% of these assets are classified at a risk weighting of 0%, 11.5% at 10% and 20.5% at 20%. An analysis of the loan portfolio based upon rating considerations reveals that 50.6% of the assets have been awarded a triple A, 30.9% a double A and 3.8% a single A. Those assets which were not rated by an external rating agency, i.e. 14.7% of the total loan volume, include loans to German public-sector bodies (52.9%) and public-sector banks (46.9%), whose excellent credit quality was confirmed by our internal credit quality analysis.

Ratings of our cover assets	as of Dec 31, 2001	
Standart & Poor`s / Mody`s / Fitch	in □ m	in %
AAA / Aaa / AAA	27,330	50.6
AA+ / Aa1 / AA+	7,573	14.0
AA / Aa2 / AA	6,074	11.2
AA- / Aa3 / AA-	3,068	5.7
A / A2 / A	1,035	1.9
A+ / A1 / A+	1,011	1.9
not rated	7,967	14.7
Total	**54,058**	**100.0**

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to credit institutions governed by private law, as well as to foreign public-sector bodies. Our non-cover transactions (excluding derivatives) with these counterparties amounted to € 5.1bn as of December 31, 2001. While 32.5% of these counterparties were rated double A, 50.0% were rated single A and 9.6% triple B. Loans totaling □ 0.4bn received an external rating below triple B or were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is published in detail on our website. These figures are updated periodically.

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling € 1.1bn in the form of securities that are listed on European stock markets to certain Central and Eastern European reform countries. These securities have an average maturity of seven and a maximum maturity of nine years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces the counterparty risk by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 70 of the Notes on the Bank's Annual Accounts).

Counterparty ratings	in □ m/remaining time to maturity			
Rating	< 1 year	1-5 years	> 5 years	Total
Triple A	329	619	1,385	2,333
Double A	3,816	27,219	20,789	51,824

Single A	5,014	24,291	29,461	58,766
not rated	507	8,639	12,860	22,006
Total	**9,666**	**60,768**	**64,495**	**134,929**

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings	in € m/remaining time to maturity			
Rating	< 1 year	1-5 years	> 5 years	Total
Double A	369	4,235	8,694	13,298
Single A	0	1,775	2,053	3,828
Total	**369**	**6,010**	**10,747**	**17,126**

No derivatives for a collateralization at market values. In the framework of the 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz) and the related amendments to the German Mortgage Bank Act (HBG), it is planned to permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding Pfandbriefe, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the Pfandbriefe outstanding is a prerequisite for issuing Pfandbriefe.

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, which is assisted by a special working group on risk management, and our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned. Based upon this valuation, which is carried out by our own certified valuers, the lending value – and thus the amount of the loan – is determined. The sustainable income from a charged property must at all times exceed the interest and principal payments due to our bank. For the timely recognition of credit risks, we established an early warning system which enables us to plot recognizable and latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse market-induced impact on the quality of the property location. The Loans Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount prior to each of its periodical Committee meetings.

Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law. Based upon thorough analyses, the operational units continually make assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to evaluate the liquidity situation, it is important that the assets relating to public-sector loans are extremely liquid and can consequently be sold at short notice, if required, in order to generate liquidity. The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves.

Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to this Grundsatz was 1.38 at the end of the year (required ratio: 1.0).

Operational risks

Apart from the 'classical' counterparty and market risks, operational risks are becoming ever more important in the banking business. This aspect is also stressed in the Consultation Paper adopted by the Basel Committee on Banking Supervision in January 2001 (Basel II), which stipulates that operational risks will have to be backed by equity capital in the future.

In 2001 we established the organizational framework for the management and controlling of operational risks, and have thus already anticipated the requirements expected to be laid down by Basel II. As a first step, the risks that are relevant to Essen Hyp were categorized according to their causes. At the same time, the tasks and responsibilities relating to the risk management process were laid down in an organizational manual that is available to all employees. In the third quarter of 2001 we then introduced, for the entire bank, a structured self assessment system in order to identify and assess operational risks. All departments and divisions were analyzed on the basis of this self assessment. This qualitative risk analysis not only aims at ensuring the early recognition of potential risks, but also at improving our procedural organization. In January 2002 we started to systematically record all operational risk losses within the framework of a Group project. This data will be analyzed and incorporated in a loss event database for the entire Group. We are convinced that Essen Hyp's system for the management and controlling of operational risks will, as far as we can see today, meet the requirements set out in the standardized approach under Basel II. Thanks to our internal records and the Group's loss event database, Essen Hyp will have comprehensive data on operational risks at its disposal by the time Basel II comes into effect.

However, even before the introduction of these self assessments, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to selected specific issues, we have sought external advice from consultants and other specialists. We have, for instance, tasked a consulting agency to analyze our EDP equipment and software, plus our structural and procedural organization, in order to gauge whether they meet future requirements. In this context it was necessary to anticipate internal and external requirements for the next five years. This analysis arrived at the conclusion that the bank's existing systems are future-orientated and targeted to coming requirements.

Our central computer systems and training schemes are two further examples to illustrate the preventive measures that have been taken in order to eliminate operational risks. To rule out emergency situations, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Thus a trouble-free 24-hour data flow is ensured. Moreover, we launched a qualification program for our employees in the operational units and in the back office in 2001 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors in processing that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard

constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized, and, at the same time, we can equally make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the risks resulting from them.

Internal auditing

Internal auditing forms an important part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-orientated inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department.

Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase. Consequently, issues relating to risk management will become more and more relevant for the bank's strategic considerations. In this context Essen Hyp will utilize considerable human and technological resources in order to refine its risk management instruments. The enhancement of our risk management system, to be implemented in the years to come, will mainly focus on assigning to the existing recognizable and potential risks an appropriate, e.g. comprehensible, capital allocation pursuant to the recommendations of the Basel Committee on Banking Supervision.

Value at risk

Date	Utilization in %	Annual average utilization in %
31/01/2000	51.8	73.0
29/02/2000	90.4	73.0
31/03/2000	77.4	73.0
28/04/2000	41.3	73.0
31/05/2000	75.9	73.0
30/06/2000	67.5	73.0
31/07/2000	72.9	73.0
31/08/2000	68.8	73.0
29/09/2000	78.5	73.0
31/10/2000	80.5	73.0
30/11/2000	73.5	73.0
31/12/2000	72.2	73.0
31/01/2001	74.5	79.1
28/02/2001	71.6	79.1
31/03/2001	80.3	79.1
30/04/2001	67.3	79.1
31/05/2001	77.6	79.1
30/06/2001	77.9	79.1
31/07/2001	77.7	79.1
31/08/2001	75.2	79.1
30/09/2001	81.1	79.1
31/10/2001	78.2	79.1
30/11/2001	88.9	79.1
31/12/2001	82.5	79.1
31/01/2002	74.1	70.8
28/02/2002	70.0	70.8
31/03/2002	72.4	70.8
30/04/2002	73.1	70.8
31/05/2002	70.6	70.8
30/06/2002	68.8	70.8

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/01/2000	22.2	42.3
29/02/2000	36.3	42.3
31/03/2000	59.7	42.3
28/04/2000	20.8	42.3
31/05/2000	59.0	42.3
30/06/2000	58.8	42.3
31/07/2000	45.9	42.3
31/08/2000	36.2	42.3
29/09/2000	35.4	42.3
31/10/2000	36.5	42.3
30/11/2000	42.0	42.3
31/12/2000	42.3	42.3
31/01/2001	40.0	56.4
28/02/2001	38.2	56.4
31/03/2001	43.9	56.4
30/04/2001	56.6	56.4
31/05/2001	62.6	56.4
30/06/2001	52.7	56.4
31/07/2001	68.9	56.4
31/08/2001	62.9	56.4
30/09/2001	65.8	56.4
31/10/2001	63.5	56.4
30/11/2001	60.3	56.4
31/12/2001	46.6	56.4
31/01/2002	64.0	59.0
28/02/2002	58.3	59.0
31/03/2002	54.6	59.0
30/04/2002	67.3	59.0
31/05/2002	60.8	59.0
30/06/2002	55.4	59.0

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value lo: whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic l system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Age (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the hel key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financia Supervisory Agency (BAFin).

Date	Average utilization
28/02/2001	10.86%
31/03/2001	13.16%
30/04/2001	17.14%
31/05/2001	17.03%
30/06/2001	18.02%
31/07/2001	14.90%
31/08/2001	18.21%
30/09/2001	17.27%
31/10/2001	18.86%
30/11/2001	16.60%
31/12/2001	14.27%
31/01/2002	13.69%
28/02/2002	15.28%
31/03/2002	12.77%
30/04/2002	15.73%
31/05/2002	16.93%
30/06/2002	15.98%

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen H makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is exposed to other credit risks. Nonetheless, with a total capital ratio of 13.3% (percentage required by law: 8%) an capital ratio of 6.7% (percentage required by law: 4%) as of June 30, 2002, Essen Hyp has "free capital" as a furth in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of th rate risks through value at risk calculations.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 13.3% (percentage required by law: 8%) and a core capital ratio of 6.7% (percentage required by law: 4%) as of June 30, 2002, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.


€ Mio.
Liable capital not tied up by risk assets
1200
1000
800
600
400
200
0
liable capital not tied up by risk assets
20% limit
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
Mar 02
Apr 02
May 02
June 02

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
31/01/2000	4.0	11.5	8.0	23.8
28/02/2000	4.0	11.6	8.0	21.2
31/03/2000	4.0	10.7	8.0	19.7
30/04/2000	4.0	9.9	8.0	19.4
31/05/2000	4.0	9.7	8.0	19.1
30/06/2000	4.0	9.2	8.0	18.2
31/07/2000	4.0	9.5	8.0	18.8
31/08/2000	4.0	9.2	8.0	18.1
30/09/2000	4.0	9.5	8.0	18.8
31/10/2000	4.0	9.6	8.0	18.9
30/11/2000	4.0	9.2	8.0	18.2
31/12/2000	4.0	9.0	8.0	17.9
31/01/2001	4.0	8.2	8.0	16.1
28/02/2001	4.0	8.4	8.0	16.7
31/03/2001	4.0	9.4	8.0	18.5
30/04/2001	4.0	8.3	8.0	16.5
31/05/2001	4.0	8.5	8.0	17.1
29/06/2001	4.0	7.9	8.0	15.8
31/07/2001	4.0	7.8	8.0	15.6
31/08/2001	4.0	8.0	8.0	16.1
30/09/2001	4.0	8.1	8.0	16.2
31/10/2001	4.0	7.8	8.0	15.6
30/11/2001	4.0	8.0	8.0	15.9
31/12/2001	4.0	7.7	8.0	15.3
31/01/2002	4.0	7.6	8.0	15.2
28/02/2002	4.0	7.4	8.0	14.8
31/03/2002	4.0	7.2	8.0	14.5
30/04/2002	4.0	7.1	8.0	14.2
31/05/2002	4.0	7.0	8.0	14.1
30/06/2002	4.0	6.7	8.0	13.3

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/12/2000	1.29	1.0
31/01/2001	1.52	1.0
28/02/2001	1.17	1.0
31/03/2001	1.08	1.0
30/04/2001	1.36	1.0
31/05/2001	1.75	1.0
29/06/2001	1.30	1.0
31/07/2001	1.32	1.0
31/08/2001	1.55	1.0
30/09/2001	1.79	1.0
31/10/2001	1.89	1.0
30/11/2001	1.38	1.0
31/12/2001	1.38	1.0
31/01/2002	1.96	1.0
28/02/2002	1.34	1.0
31/03/2002	1.55	1.0
30/04/2002	1.92	1.0
31/05/2002	1.40	1.0
30/06/2002	1.75	1.0

Ratings

Overview

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	A- (outlook negative)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

> Standard & Poor's — Recent rating analysis as of Feb 07, 2002 and ratings as of Dec 19, 2001, ratings confirmed as of May 08, 2002.

> Moody's — Rating analysis as of June 2002.

> Fitch — Extract; the complete report can be obtained from Fitch.

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